Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2021 Unaudited Financial Results

WUHAN, China, August 16, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2021 were RMB2,336.8 million (US$361.9 million), compared with RMB2,508.2 million in the same period of 2020.

•	Gross profit in the second quarter of 2021 was RMB306.5 million (US$47.5 million), compared with RMB522.9 million in the same period of 2020.

•	Net loss in the second quarter of 2021 was RMB181.7 million (US$28.1 million), compared with a net income of RMB319.3 million in the same period of 2020.

•	Adjusted net loss in the second quarter of 2021 was RMB145.1 million (US$22.5 million), compared with an adjusted net income of RMB322.9 million in the same period of 2020.

•	Average mobile MAUs in the second quarter of 2021 increased by 3.9% to 60.7 million from 58.4 million in the same period of 2020.

•	Quarterly average paying user count in the second quarter of 2021 was 7.2 million, compared with 7.6 million in the same period of 2020.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “Our core operating metric continued to grow at a steady pace in the second quarter of 2021, with our quarterly average mobile MAUs increased by 3.9% year over year to 60.7 million. Looking ahead, we plan to continue expanding our content ecosystem both upstream and downstream to cover each link of the game industry value chain. We will also bolster our industry leadership through the continuous execution of our live streaming, video, content, and community strategies.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the second quarter of 2021, our total revenues were RMB2.34 billion and gross profit was RMB307 million, representing a gross margin of 13.1%. During the quarter, we continued to increase our investments in proprietary content production while further upgrading the functions and content of our video and community related products. Going forward, we will continue exploring new methods to improve our monetization capabilities and generate long-term shareholder value.”

Second Quarter 2021 Financial Results

Total net revenues in the second quarter of 2021 were RMB2,336.8 million (US$361.9 million), compared with RMB2,508.2 million in the same period of 2020.

Live streaming revenues in the second quarter of 2021 were RMB2,178.1 million (US$337.3 million), compared with RMB2,319.9 million in the same period of 2020. The decrease in year-over-year comparison was mostly due to the decrease in user time as a result of the recovery from the COVID-19 pandemic and less stay-at-home time. This decline was partially offset by increased mobile MAU and improvements in user engagement as a result of the Company’s increased sales and marketing initiatives.

Advertising and other revenues in the second quarter of 2021 were RMB158.7 million (US$24.6 million), compared with RMB188.3 million in the same period of 2020. The year-over-year decrease was primarily attributable to the trend of game advertisers normalizing their marketing expenditures, which were relatively higher in the same period last year due to the COVID-19 pandemic.

Cost of revenues in the second quarter of 2021 was RMB2,030.2 million (US$314.4 million), compared with RMB1,985.3 million in the same period of 2020. This increase was primarily due to revenue sharing fees and content costs increased by RMB51.9 million, partially offset by bandwidth costs decreased by RMB6.6 million.

Revenue sharing fees and content costs in the second quarter of 2021 increased by 3.0% to RMB1,806.8 million (US$279.8 million) from RMB1,754.9 million in the same period of 2020. This increase was due to the Company’s increased investments in the broadcasting rights for eSports tournaments, in-house production of PGC contents, and quality streamers in the overseas market.

Bandwidth costs in the second quarter of 2021 decreased by 3.9% to RMB161.8 million (US$25.1 million) from RMB168.4 million in the same period of 2020. This decrease was mainly due to continuous in-house technology upgrades, which led to higher bandwidth efficiency and lower bandwidth usage costs.

Gross profit in the second quarter of 2021 was RMB306.5 million (US$47.5 million), compared with RMB522.9 million in the same period of 2020. Gross margin in the second quarter of 2021 was 13.1%, compared with 20.8% in the same period of 2020. This decrease was primarily due to the increase in content costs and the decrease in revenues, partially offset by the decrease in bandwidth costs.

Sales and marketing expenses in the second quarter of 2021 were RMB295.0 million (US$45.7 million), compared with RMB142.1 million in the same period of 2020. This increase was mainly attributable to the increased promotional channels for user acquisition and increased promotions and branding activities.

Research and development expenses in the second quarter of 2021 were RMB123.0 million (US$19.1 million), compared with RMB94.9 million in the same period of 2020. This increase was primarily attributable to additional investments in technical personnel due to Company’s further overseas expansion and technology infrastructure upgrade to enhance user experience.

General and administrative expenses in the second quarter of 2021 were RMB102.6 million (US$15.9 million), compared with RMB79.5 million in the same period of 2020. This increase was primarily due to the increase in professional service fees during the quarter.

Other operating income, net in the second quarter of 2021 was RMB16.7 million (US$2.6 million), compared with RMB32.5 million in the same period of 2020.

Loss from operations in the second quarter of 2021 was RMB197.4 million (US$30.6 million), compared with a profit from operations of RMB238.9 million in the same period of 2020.

Adjusted operating loss in the second quarter of 2021, which adds back share-based compensation expenses, was RMB165.1 million (US$25.6 million), compared with an adjusted operating income of RMB272.7 million in the same period of 2020.

Income tax expenses in the second quarter of 2021 and 2020 were nil due to the Company’s cumulative net losses and the resulting tax loss carry forward.

Net loss in the second quarter of 2021 was RMB181.7 million (US$28.1 million), compared with a net income of RMB319.3 million in the same period of 2020.

Adjusted net loss in the second quarter of 2021, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB145.1 million (US$22.5 million), compared with an adjusted net income of RMB322.9 million in the same period of 2020.

Basic and diluted net loss per ADS1 in the second quarter of 2021 were RMB0.45 (US$0.07) and RMB0.45 (US$0.07) respectively. Adjusted basic and diluted net loss per ADS in the second quarter of 2021 were RMB0.35 (US$0.05) and RMB0.35 (US$0.05) respectively.

Conference Call Information

The Company will hold a conference call on Monday, Aug 16, 2021, at 7:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	1268939

The replay will be accessible through Monday, Aug 23, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10159457

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

[1]	Every ten ADSs represent one ordinary share.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment or subsidiaries and (iv) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Doris Li

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Doris Li

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2020	2021	2021
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	5,279,902	5,372,180	832,045
Restricted cash	11,875	10,703	1,658
Short-term bank deposits	2,230,229	1,260,000	195,149
Accounts receivable, net	199,744	176,970	27,409
Prepayments	66,257	65,826	10,195
Amounts due from related parties	9,045	11,519	1,784
Other current assets	236,704	394,574	61,112

Total current assets	8,033,756	7,291,772	1,129,352
Property and equipment, net	37,792	31,274	4,844
Intangible assets, net	141,672	101,439	15,711
Long-term bank deposits	100,000	746,010	115,542
Investments	500,659	538,955	83,473
Goodwill	12,933	12,804	1,983
Right-of-use assets, net	62,141	41,497	6,427
Other non-current assets	19,004	41,460	6,422

Total non-current assets	874,201	1,513,439	234,402

TOTAL ASSETS	8,907,957	8,805,211	1,363,754

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	986,073	922,029	142,804
Advances from customers	10,911	7,956	1,232
Deferred revenue	242,013	201,638	31,230
Accrued expenses and other current liabilities	384,041	483,302	74,854
Amounts due to related parties	223,525	431,019	66,756
Lease liabilities due within one year	36,281	29,112	4,509

Total current liabilities	1,882,844	2,075,056	321,385
Lease liabilities	16,952	10,124	1,568
Deferred revenue	30,779	24,378	3,776

Total non-current liabilities	47,731	34,502	5,344

TOTAL LIABILITIES	1,930,575	2,109,558	326,729

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2020	2021	2021
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	4
Treasury shares	(695,098)	(695,098)	(107,657)
Additional paid-in capital	10,486,398	10,552,003	1,634,297
Accumulated deficit	(2,863,219)	(3,072,246)	(475,830)
Accumulated other comprehensive income	10,911	(52,435)	(8,121)

Total DouYu Shareholders’ Equity	6,939,015	6,732,247	1,042,693
Noncontrolling interests	38,367	(36,594)	(5,668)

Total Shareholders’ Equity	6,977,382	6,695,653	1,037,025

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,907,957	8,805,211	1,363,754

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,508,152	2,152,687	2,336,771	361,920	4,786,187	4,489,459	695,329
Cost of revenues	(1,985,270)	(1,892,499)	(2,030,223)	(314,442)	(3,777,451)	(3,922,722)	(607,552)

Gross profit	522,882	260,188	306,548	47,478	1,008,736	566,737	87,777
Operating income (expenses)(2)
Sales and marketing expenses	(142,058)	(209,877)	(294,953)	(45,682)	(249,414)	(504,829)	(78,188)
General and administrative expenses	(79,470)	(88,074)	(102,624)	(15,894)	(164,050)	(190,698)	(29,535)
Research and development expenses	(94,920)	(111,264)	(123,015)	(19,053)	(187,808)	(234,280)	(36,285)
Other operating income, net	32,454	23,924	16,681	2,584	49,032	40,605	6,289
Total operating expenses	(283,994)	(385,291)	(503,911)	(78,045)	(552,240)	(889,202)	(137,719)

Income (loss) from operations	238,888	(125,103)	(197,363)	(30,567)	456,496	(322,465)	(49,942)

Other income (expenses), net	(8,382)	127	178	28	(18,400)	305	47
Interest income, net	50,106	20,930	19,768	3,062	95,150	40,697	6,303
Gain on disposal of subsidiary	23,526	—	—	—	23,526	—	—

Income (loss) before income taxes and share of income (loss) in equity method investments	304,138	(104,046)	(177,417)	(27,477)	556,772	(281,463)	(43,592)
Income tax expense	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	15,132	2,213	(4,243)	(657)	17,024	(2,029)	(314)

Net income (loss)	319,270	(101,833)	(181,660)	(28,134)	573,796	(283,492)	(43,906)
Less: Net loss attributable to noncontrolling interest	(16,775)	(39,814)	(34,651)	(5,367)	(22,699)	(74,465)	(11,533)

Net income (loss) attributable to ordinary shareholders of the Company	336,045	(62,019)	(147,009)	(22,767)	596,495	(209,027)	(32,373)

Net income (loss) per ordinary share
Basic	10.56	(1.92)	(4.52)	(0.70)	18.73	(6.44)	(1.00)
Diluted	10.23	(1.92)	(4.52)	(0.70)	18.12	(6.44)	(1.00)
Net income (loss) per ADS(3)
Basic	1.06	(0.19)	(0.45)	(0.07)	1.87	(0.64)	(0.10)
Diluted	1.02	(0.19)	(0.45)	(0.07)	1.81	(0.64)	(0.10)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	31,828,405	32,349,764	32,520,221	32,520,221	31,838,618	32,434,992	32,434,992
Diluted	32,864,145	32,349,764	32,520,221	32,520,221	32,920,090	32,434,992	32,434,992
Weighted average number of ADS used in calculating net income (loss) per ADS(3)
Basic	318,284,051	323,497,638	325,202,212	325,202,212	318,386,179	324,349,925	324,349,925
Diluted	328,641,453	323,497,638	325,202,212	325,202,212	329,200,897	324,349,925	324,349,925

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,575	5,468	5,300	821	11,137	10,768	1,668
Sales and marketing expenses	1,148	1,217	1,177	182	2,322	2,395	371
General and administrative expenses	27,130	26,632	25,810	3,997	62,244	52,442	8,122

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Income (loss) from operations	238,888	(125,103)	(197,363)	(30,567)	456,496	(322,465)	(49,942)
Add:
Share-based compensation expenses	33,853	33,317	32,287	5,000	75,703	65,605	10,161

Adjusted Operating income (loss)	272,741	(91,786)	(165,076)	(25,567)	532,199	(256,860)	(39,781)

Net income (loss)	319,270	(101,833)	(181,660)	(28,134)	573,796	(283,492)	(43,906)
Add:
Share-based compensation expenses	33,853	33,317	32,287	5,000	75,703	65,605	10,161
Share of (income) loss in equity method investments	(15,132)	(2,213)	4,243	657	(17,024)	2,029	314
Gain on disposal of subsidiary	(23,526)	—	—	—	(23,526)	—	—
Impairment loss of investment	8,400	—	—	—	10,846	—	—

Adjusted net income (loss)	322,865	(70,729)	(145,130)	(22,477)	619,795	(215,858)	(33,431)

Net income (loss) attributable to DouYu	336,045	(62,019)	(147,009)	(22,767)	596,495	(209,027)	(32,373)
Add:
Share-based compensation expenses	33,853	33,317	32,287	5,000	75,703	65,605	10,161
Share of (income) loss in equity method investments	(15,132)	(2,213)	4,243	657	(17,024)	2,029	314
Gain on disposal of subsidiary	(23,526)	—	—		(23,526)	—	—
Impairment loss of investment	8,400	—	—	—	10,846	—	—

Adjusted net income (loss) attributable to DouYu	339,640	(30,915)	(110,479)	(17,110)	642,494	(141,393)	(21,898)

Adjusted Net income (loss) per ordinary share
Basic	10.67	(0.96)	(3.47)	(0.54)	20.18	(4.44)	(0.69)
Diluted	10.67	(0.96)	(3.47)	(0.54)	20.18	(4.44)	(0.69)
Adjusted net income (loss) per ADS(2)
Basic	1.07	(0.10)	(0.35)	(0.05)	2.02	(0.44)	(0.07)
Diluted	1.07	(0.10)	(0.35)	(0.05)	2.02	(0.44)	(0.07)
Weighted average number of ordinary shares used in calculating Adjusted net income per ordinary share
Basic	31,828,405	32,349,764	32,520,221	32,520,221	31,838,618	32,434,992	32,434,992
Diluted	31,828,405	32,349,764	32,520,221	32,520,221	31,838,618	32,434,992	32,434,992
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	318,284,051	323,497,638	325,202,212	325,202,212	318,386,179	324,349,925	324,349,925
Diluted	318,284,051	323,497,638	325,202,212	325,202,212	318,386,179	324,349,925	324,349,925

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.